Exhibit 99.1

NYSE-A:ROY	NR 09-03
TSX:IRC	February 26, 2009

INTERNATIONAL ROYALTY CORPORATION

 REPORTS 2008 ANNUAL RESULTS

DENVER, COLORADO – February 26, 2009 - International Royalty Corporation (NYSE Alternext US: ROY, TSX: IRC) (the "Company", or “IRC”) today reported its fourth quarter and fiscal 2008 financial results.  All figures are in United States dollars unless noted otherwise.

Financial Highlights

Royalty revenues for 2008 decreased 16% to $41.7 million, as compared to $49.9 million for 2007. Royalty revenues in the fourth quarter of 2008 were $9.0 million, compared to $12.7 million in the fourth quarter of 2007.  The decrease in revenues was primarily driven by a decline in the Voisey’s Bay royalty revenue due to a lower realized nickel price of $9.93 per pound in 2008 compared to $16.63 per pound in 2007, that was partially offset by an increase in payable nickel production from 127.9 million pounds in 2007 to 163.6 million pounds in 2008.

Cash flow from operations was $22.3 million, or $0.28 per share, for 2008 as compared to $23.0 million or $0.34 per share for 2007.  For the fourth quarter of 2008, cash flow from operations was $12.2 million or $0.16 per share, compared to $8.3 million or $0.12 per share in the fourth quarter of 2007.

Earnings from operations fell to $2.4 million, or $0.03 per share, for 2008 from $19.1 million, or $0.28 per share, in 2007.  The decrease from 2007 to 2008 was due primarily to impairment charges on the Avebury royalty interest ($6.1 million) and on one of IRC’s long-term investments ($833,000) in the fourth quarter of 2008.  During the third quarter of 2008, IRC also recorded an impairment of five diamond properties totaling $813,000 and an impairment of a long-term asset of $839,000.

Loss from operations, after impairments, for the fourth quarter of 2008 was $5.6 million, or $0.07 per share, compared to earnings from operations of $3.0 million, or $0.04 per share, in the fourth quarter of 2007.

Net loss during the fourth quarter of 2008 was $662,000, or $0.01 per share, compared to net earnings of $5.3 million, or $0.07 per share, in the fourth quarter of 2007.  The decrease is due to a decline in Voisey’s Bay royalty revenues due to a lower realized nickel price of $6.33 per pound in the fourth quarter of 2008 compared to $13.87 per pound in the fourth quarter of 2007 and impairments of $6.9 million.  The fourth quarter of 2008 was positively impacted by a $4.5 million foreign currency gain.

Net earnings for 2008 were $3.1 million, or $0.04 per share, compared to $11.2 million or $0.16 per share in 2007.

Payable production from the Voisey’s Bay royalty was 42.0 million pounds of nickel, 65.3 million pounds of copper and 1.8 million pounds of cobalt in concentrate for the fourth quarter of 2008, compared to 33.8 million, 42.2 million and 1.5 million pounds, respectively, in the fourth quarter of 2007.

Business Development Activities in the Fourth Quarter of 2008

On October 9, 2008, the Company acquired three additional royalties on the Pinson gold project in Nevada, United States. The Company paid $2.85 million in cash for a 16.842% share of the variable (0.5% to 5.0%) net smelter returns (“NSR”) Rayrock royalty and a 40% share of the Cordilleran 3.0% and 5.0% NSR royalties (“Cordex”).  With this purchase, the Company owns 97.9% of the Rayrock royalty and 100% of the Cordex royalties, the two largest royalties covering the currently known Pinson resource.

In order to mitigate the foreign currency fluctuation related to the Senior Secured Debentures (“Debentures”), on November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Debentures at CA$1.00 to US$0.834725.

Developments on Existing Royalties

In January 2009, Vale Inco reached a new operating agreement with the Government of Newfoundland and Labrador which included limiting shipments of nickel in concentrate to an average of 55,000 tonnes per year through 2013.  Despite the decrease in expected production levels from 2008, this production rate will be more in line with the original mining plan of 2004.  There are no limits on copper and cobalt concentrates.  Actual shipments of nickel in concentrate totalled 74,219 tonnes in 2008; 58,023 tonnes in 2007; and 30,424 tonnes in 2006.  Due to the lower production levels and the lower nickel and copper prices, management expects the 2009 revenues, amortization and royalty tax expense to decrease from 2007 and 2008.

St Barbara Limited, operating in Western Australia, started production at its Gwalia Deeps underground gold project in the fourth quarter of 2008 at an initial annual rate of 100,000 ounces per year of gold and is expected to ramp up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% NSR royalty on Gwalia Deeps.  Production at the Gwalia Deeps project for 2008 totalled 20,000 ounces.

In the third quarter of 2008, OZ Minerals Ltd. began production at its Avebury nickel project in Tasmania, Australia. The first sales occurred in August 2008 and IRC recorded its first royalty payment in the third quarter of 2008. On December 19, 2008, OZ Minerals announced that it has put the Avebury nickel mine on care and maintenance until further notice due to current market conditions and the low nickel prices.  As a result of the temporary closure and newly released reserves which use a higher cutoff grade resulting in less contained nickel, IRC recorded an impairment totaling $6.1 million in the fourth quarter of 2008.

In the fourth quarter of 2007, Mercator Gold Plc (“Mercator”) began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.45% NSR royalty and was expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  Production in the Yaloginda project area for 2008 totalled 39,000 ounces.  In October 2008, Mercator was placed in voluntary administration; however, Mercator is currently under a Deed of Arrangement with a potential purchaser of its assets.  If sold, the mine will remain subject to IRC’s royalty.

In the second quarter of 2009, production is expected to begin at Inmet Mining Corporation’s Las Cruces copper project in Spain on which the Company holds a 1.5% NSR royalty. Production at Las Cruces is planned to be 72,000 tonnes per year of cathode copper over the life-of-mine.1

References:

1.

Inmet Mining Corporation Investor Presentation, BMO Capital Markets 2009 Global Metals & Mining Conference, 2/23/09

Summary of Financial Information:

	Three Months Ended		Year Ended
($ thousands, except per share data)	December 31,		December 31,
	2008	2007	2008	2007
Statement of Operations
Royalty revenues	$9,035	$12,734	$41,719	$49,857
Earnings (loss) from operations	(5,602)	2,973	2,362	19,126
Net earnings (loss)	(662)	5,275	3,136	11,233
Basic earnings (loss) per share:
Earnings (loss) from operations	$(0.07)	$0.04	$0.03	$0.28
Net earnings (loss)	(0.01)	$0.07	$0.04	$0.16
Diluted earnings (loss) per share:
Earnings (loss) from operations	$(0.07)	$0.04	$0.03	$0.27
Net earnings (loss)	(0.01)	$0.07	$0.04	$0.16
Statement of Cash Flows
Cash provided from operating activities	$12,167	$8,319	$22,338	$23,025
Basic cash flow per share	$0.16	$0.12	$0.28	$0.34
Diluted cash flow per share	$0.15	$0.12	$0.28	$0.33

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

		Production and Revenue
			Quarter Ended		Year Ended
			December 31,		December 31,
Mine	Commodity	Royalty	2008	2007	2008	2007
Total Payable Metal Production (1)
Voisey’s Bay	Nickel	2.7% NSR	42,014	33,763	163,624	127,918
	Copper	2.7% NSR	65,308	42,179	145,410	89,504
	Cobalt	2.7% NSR	1,759	1,540	7,205	5,521
Southern Cross	Gold	1.5% NSR	41	46	152	166
Skyline	Thermal Coal	1.413	805	-	1,093	-
Avebury	Nickel	2.0% NSR	2,647	-	3,938	-
Williams	Gold	0.25% NSR	31	43	131	209
Gwalia Deeps	Gold	1.5% NSR	20	-	20	-

Revenue (thousands)
Voisey’s Bay			$7,673	$12,056	$38,194	$47,660
Southern Cross			506	541	2,001	1,733
Skyline			324	-	447	-
Avebury			186	-	300	-
Williams			63	85	289	360
Gwalia Deeps			252	-	252	-
Other			31	52	236	104
			$9,035	$12,734	$41,719	$49,857

(1)

Gold is in thousands of ounces; thermal coal is in thousands of tonnes; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized

	Quarter Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
Gold, per ounce	$813	$788	$869	$696
Nickel, per pound (1)	6.33	13.87	9.93	16.63
Copper, per pound (1)	1.97	3.59	2.47	3.38
Cobalt, per pound (1)	18.53	32.59	34.59	28.10
Thermal coal, per tonne	28.49	-	28.95	-

(1)

Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

The Company will host its Fiscal 2008 Results conference call on Friday, February 27, 2009 at 10:30 AM (EST) / 8:30 AM (MST).

To participate in the conference call, please dial 416-644-3422 or North American toll free 1-800-731-5319, at least five minutes prior to the scheduled start of the call.

A replay of the conference call will be available as of 12:30 PM (EST) / 10:30 AM (MST) February 27, 2009 to March 6, 2009.  Please dial 1-877-289-8525 and enter the following access code 21299058 #.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S. (NYSE-A:ROY).  IRC invites you to participate in its conference call to discuss the year-end results.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Jen Power : jpower@renmarkfinancial.com
Tel.: 514 939-3989

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the increase in production at Gwalia Deeps, production start dates for the Belahouro, Las Cruces and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases, or words that state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the prices of the underlying commodities in IRC’s portfolio and the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.